SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  Schedule 13G
                                 (Rule 13d-102)

  Information To Be Included In Statements Filed Pursuant to Rules 13d-1(b)(c),
              and Amendments Thereto Filed Pursuant To Rule13d-2(b)

                                (Amendment No. )1





                                  Gaiam, Inc.
                                (Name of Issuer)



                Class A Common Stock, par value $.0001 per share
                         (Title of Class of Securities)



                                  36268Q 10 3
                                 (CUSIP Number)

                               December 12, 1999
             (Date of Event Which Requires Filing of this Statement)


                              ____________________


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[   ]    Rule 13-d1(c)
[X  ]    Rule 13-d1(d)


_____________________
1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))



CUSIP No. 36268Q 10 3          13G         Page    2     of      6        Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Jirka Rysavy

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


    3       SEC USE ONLY



    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                               3,209,951

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                              4,876,249

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                             8,086,200

               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                                   -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,086,200


    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*



    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            74.52%

    12      TYPE OF REPORTING PERSON*

            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36268Q 10 3   13G                Page    3     of      6        Pages


Item 1(a).  Name of Issuer:

            Gaiam, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            360 Interlocken Boulevard, Suite 300, Broomfield, CO  80021

Item 2(a).  Name(s) of Person(s) Filing:

            Jirka Rysavy

Item 2(b).  Address of Principal Business Office or, if None, Residence

            360 Interlocken Boulevard, Suite 300, Broomfield, CO  80021

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, Par Value $.0001 per share

Item 2(e).  CUSIP Number:

            36268Q 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
         (a)  Broker or dealer registered under Section 15 of the Act,
         (b)  Bank as defined in Section 3(a)(6) of the Act,
         (c)  Insurance Company as defined in Section 3(a)(19) of the Act,
         (d) Investment Company registered under Section 8 of the Investment Company Act,
         (e)  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
         (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
         (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
         (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
         (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
         (j)  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Not applicable

CUSIP No. 36268Q 10 3      13G               Page   4     of      6        Pages


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 8,086,200

         (b)      Percent of class:          74.52%

         (c)      Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote:   3,209,951

                  (ii)  Shared power to vote or to direct the vote: 4,876,249

                  (iii) Sole power to dispose or to direct the disposition
                        of:       8,086,200

                  (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10.  Certification.

                  Not applicable


CUSIP No. 36268Q 10 3      13G              Page   5     of      6        Pages

                                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 14, 2000
                                                (Date)



                                         _________________________________
                                                  (Signature)

                                                  Jirka Rysavy
                                                   (Name/Title)

                                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 14, 2000
                                                      (Date)


                                               /s/ Jirka Rysavy
                                                   (Signature)

                                               Jirka Rysavy
                                                   (Name/Title)